FORM NRSRO

OMB APPROVAL
OMB Number: 3235-0625
Expires: November 30, 2017
Estimated average burden hours per response: 36

APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented:

                                           ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

     Kroll Bond Rating Agency, Inc.

   B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

       (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

   C. Address of your principal office (do not use a P.O. Box):

845 Third Avenue	New York	NY/US	10022
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   E. Contact person (See Instructions):

Murray R. Markowitz		Chief Compliance Officer	
(Name and Title)			
845 Third Avenue	New York	NY/US	10022
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/30/2016	Kroll Bond Rating Agency, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: _____(Signature)_____   **James Nadler, President**

(Print Name and Title)

2. **A.** Your legal status:

☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

B. Month and day of your fiscal year end: **12/31**

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: **DE*/US**   Date of formation: **2/28/84**

3. Your credit rating affiliates (See Instructions):

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Murray R. Markowitz	Chief Compliance Officer
(Name and Title)	

845 Third Avenue	New York	NY/US	10022	
(Number and Street)	(City)	(State/Country)	(Postal Code)	

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

_____

_____

_____

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

3

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

This form and the applicable Exhibits will be posted on the firm's website (www.krollbondratings.com).

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	443	1984
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☑	4	1992
corporate issuers	☑	4	2009
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	4259	2003
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	55	1989

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Kroll Bond Rating Agency will publish such ratings on its website, free of charge.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	✔	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	✔
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	✔

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☑ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☑ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☑ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☑ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

FORM NRSRO INSTRUCTIONS

A.   GENERAL INSTRUCTIONS.

1.   Form NRSRO is the Application for Registration as a Nationally Recognized Statistical Rating Organization ("NRSRO") under Section 15E of the Securities Exchange Act of 1934 ("Exchange Act") and Exchange Act Rule 17g-1. Exchange Act Rule 17g-1 requires an Applicant/NRSRO to use Form NRSRO to:

- File an initial application to be registered as an NRSRO with the U.S. Securities and Exchange Commission ("Commission");
- File an application to register for an additional class of credit ratings with the Commission;
- File an application supplement with the Commission;
- File an update of registration pursuant to Section 15E(b)(1) of the Exchange Act with the Commission;
- File an annual certification pursuant to Section 15E(b)(2) of the Exchange Act with the Commission; and
- Furnish a withdrawal of registration pursuant to Section 15E(e) of the Exchange Act to the Commission.

2.   Exchange Act Rule 17g-1(c) requires that an Applicant/NRSRO promptly file with the Commission a written notice if information filed with the Commission in an initial application for registration or in an application to register for an additional class of credit ratings is found to be or becomes materially inaccurate before the Commission has granted or denied the application. The notice must identify the information found to be materially inaccurate. The Applicant/NRSRO must also promptly file with the Commission accurate and complete information as an application supplement on Form NRSRO.

3.   Pursuant to Exchange Act Rule 17g-1(i), an NRSRO must make its current Form NRSRO and information and documents filed in Exhibits 1 through 9 to Form NRSRO publicly and freely available on an easily accessible portion of its corporate Internet website within 10 business days after the date of the Commission Order granting an initial application for registration as an

NRSRO or an application to register for an additional class of credit ratings and within 10 business days after filing with or furnishing to, as applicable, the Commission an update of registration, annual certification, or withdrawal from registration on Form NRSRO. The certifications from qualified institutional buyers, disclosure reporting pages, and Exhibits 10 through 13 are not required to be made publicly available by the NRSRO pursuant to Rule 17g-1(i). An Applicant/NRSRO may request that the Commission keep confidential the certifications from qualified institutional buyers, the disclosure reporting pages, and the information and documents in Exhibits 10 – 13 filed with the Commission. An Applicant/NRSRO seeking confidential treatment for these submissions should mark each page "Confidential Treatment" and comply with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep this information confidential to the extent permitted by law.

4. Section 15E(a)(2) of the Exchange Act prescribes time periods and requirements for the Commission to grant or deny an initial application for registration as an NRSRO. These time periods also apply to an application to register for an additional class of credit ratings.

5. Type or clearly print all information. Use only the current version of Form NRSRO or a reproduction of it.

6. Section 15E of the Exchange Act (15 U.S.C. 78o-7) authorizes the Commission to collect the information on Form NRSRO from an Applicant/NRSRO. The principal purposes of Form NRSRO are to determine whether an Applicant should be granted registration as an NRSRO, whether an NRSRO should be granted registration in an additional class of credit ratings, whether an NRSRO continues to meet the criteria for registration as an NRSRO, for an NRSRO to withdraw from registration, and to provide information about an NRSRO to users of credit ratings. Intentional misstatements or omissions may constitute federal criminal violations under 18 U.S.C. 1001.

The information collection is in accordance with the clearance requirements of Section 3507 of the Paperwork Reduction Act of 1995 (44 U.S.C. 3507). The Commission may not conduct or sponsor, and you are not required to respond to, a collection of information unless it displays a valid Office of Management and Budget (OMB) control number. The time required to complete and file or furnish, as applicable, this form, will vary depending on individual circumstances. The estimated average time to complete an initial application is displayed on the facing page of this Form. Send comments regarding this burden estimate or suggestions for reducing the burden to Chief Information Officer, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549 or PRA Mailbox@sec.gov.

7. Under Exchange Act Rule 17g-2(b)(10), an NRSRO must retain copies of all Forms NRSRO (including Exhibits, accompanying information, and documents) filed with or furnished to, as applicable, the Commission. Exchange Act Rule 17g-2(c) requires that these records be retained for three years after the date the record is made.

8. An Applicant must file with the Commission at the address indicated below two paper copies of an initial application for registration as an NRSRO under Exchange Act Rule 17g-1(a), an application to register for an additional class of credit ratings under Exchange Act Rule 17g-1(b), a supplement to an initial application or application to register for an additional class of credit ratings under Exchange Act Rule 17g-1(c), or a withdrawal of an initial application or an application to register for an additional class of credit ratings under Exchange Act Rule 17g-1(d).

    ADDRESS -   The mailing address for Form NRSRO is:

    U.S. Securities and Exchange Commission

    100 F Street, NE

    Washington, DC 20549

    After registration, an NRSRO must file with or furnish to, as applicable, the Commission electronically on EDGAR as a PDF document in the format required by the EDGAR Filer Manual, as defined in Rule 11 of Regulation S-T, an update of registration under Exchange Act Rule 17g-1(e), an annual certification under Exchange Act Rule 17g-1(f), or a withdrawal from registration under Exchange Act Rule 17g-1(g).

9. A Form NRSRO will be considered filed with or furnished to, as applicable, the Commission on the date the Commission receives a complete and properly executed Form NRSRO that follows

all applicable instructions for the Form, including the instructions in Item A.8 with respect to how a Form NRSRO must be filed with or furnished to the Commission.

10.   An NRSRO is subject to applicable fines, penalties, and other available sanctions set forth in sections 15E, 21, 21A, 21B, 21C, and 32 of the Exchange Act (15 U.S.C. 78o-7, 78u, 78u-1, 78u-2, 78u-3, and 78ff, respectively) for violations of the securities laws.

B.   INSTRUCTIONS FOR AN INITIAL APPLICATION

An Applicant applying to be registered with the Commission as an NRSRO must file with the Commission an initial application on Form NRSRO. To complete an initial application:

- Check the "INITIAL APPLICATION" box at the top of Form NRSRO.
- Complete Items 1, 2, 3, 4, 5, 6, and 8. (See Instructions below for each Item). Enter "None" or "N/A" where appropriate.
- Unless exempt from the requirement, attach certifications from qualified institutional buyers. marked "Certification from Qualified Institutional Buyer" (See Instructions below for Item 6C).
- Attach Exhibits 1 through 13 (See Instructions below for each Exhibit).
- Execute the Form.

The Applicant must promptly file with the Commission a written notice if information submitted to the Commission in an initial application is found to be or becomes materially inaccurate prior to the date of a Commission order granting or denying the application. The notice must identify the information found to be materially inaccurate. The Applicant also must promptly file with the Commission an application supplement on Form NRSRO (See instructions below for an application supplement).

C.   INSTRUCTIONS FOR AN APPLICATION TO ADD A CLASS OF CREDIT RATINGS An

NRSRO applying to register for an additional class of credit ratings must file with the Commission an application on Form NRSRO. To complete an application to register for an additional class of credit ratings:

- Check the "APPLICATION TO ADD CLASS OF CREDIT RATINGS" box at the top of Form NRSRO.

- Complete Items 1, 2, 3, 4, 5, 6, 7, and 8 on the Form following all applicable instructions for each Item (See Instructions below for each Item). If any information in an Item on a previously submitted Form NRSRO is materially inaccurate, update that information. Enter "None" or "N/A" where appropriate. Complete each Item even if the Item is not being updated.

- Unless exempt from the requirement, attach certifications from qualified institutional buyers for the additional class of credit ratings marked "Certification from Qualified Institutional Buyer" (See Instructions below for Item 6C).

- If any information in an Exhibit previously submitted is materially inaccurate, update that information.

- Execute the Form.

The Applicant must promptly file with the Commission a written notice if information submitted to the Commission in an application to add a class of credit ratings is found to be or becomes materially inaccurate prior to the date of a Commission order granting or denying the application. The notice must identify the information found to be materially inaccurate. The Applicant also must promptly file with the Commission an application supplement on Form NRSRO (See instructions below for an application supplement).

D.   INSTRUCTIONS FOR AN APPLICATION SUPPLEMENT

An Applicant must file an application supplement with the Commission on Form NRSRO if information submitted to the Commission in a pending initial application for registration as an NRSRO or a pending application to register for an additional class of credit ratings is found to be or becomes materially inaccurate. To complete an application supplement:

- Check the "APPLICATION SUPPLEMENT" box at the top of Form NRSRO.

- Indicate on the line provided under the box the Item(s) or Exhibit(s) being supplemented.

- Complete Items 1, 2, 3, 4, 5 and 8 on the Form following all applicable instructions for each Item (See Instructions below for each Item). If supplementing an initial application, also complete Item 6. If supplementing an application for registration in an additional class of credit ratings, also complete Items 6 and 7. If any information in an Item on a

12

previously submitted Form NRSRO is materially inaccurate, update that information. Enter "None" or "N/A" where appropriate. Complete each Item even if the Item is not being updated.

- If a certification from a qualified institutional buyer is being updated or a new certification is being added, attach the updated or new certification.
- If an Exhibit is being updated, attach the updated Exhibit.
- Execute the Form.

E.   INSTRUCTIONS FOR AN UPDATE OF REGISTRATION

After registration is granted, section 15E(b)(1) of the Exchange Act requires that an NRSRO must promptly amend its application for registration if information or documents provided in a previously submitted Form NRSRO become materially inaccurate. This requirement does not apply to Item 7 and Exhibit 1, which only are required to be updated annually with the annual certification. It also does not apply to Exhibits 10 – 13 and the certifications from qualified institutional buyers, which are not required to be updated on Form NRSRO after registration. An NRSRO amending its application for registration must file with the Commission an update of its registration on Form NRSRO. To complete an update of registration:

- Check the "UPDATE OF REGISTRATION" box at the top of Form NRSRO.
- Indicate on the line provided under the box the Item(s) or Exhibit(s) being updated.
- Complete Items 1, 2, 3, 4, 5, 7, and 8 on the Form following all applicable instructions for each Item (See Instructions below for each Item). If any information in an Item on a previously submitted Form NRSRO is materially inaccurate, update that information. Enter "None" or "N/A" where appropriate. Complete each Item even if the Item is not being updated.
- If an Exhibit is being updated, attach the updated Exhibit.
- Execute the Form.

F.   INSTRUCTIONS FOR ANNUAL CERTIFICATIONS

After registration is granted, section 15E(b)(2) of the Exchange Act requires that an NRSRO file with the Commission an annual certification not later than 90 days after the end of each calendar year. The annual certification must be filed with the Commission on Form NRSRO and must include an update of the information in Item 7 and the credit rating transition and default rates submitted in Exhibit 1, a certification that the information and documents on or with Form NRSRO continue to be accurate (use the certification on the Form), and a list of material changes to the application for registration that occurred during the previous calendar year. To complete an annual certification:

- Check the "ANNUAL CERTIFICATION" box at the top of Form NRSRO.

- Complete Items 1, 2, 3, 4, 5, 7, and 8 on the Form following all applicable instructions for each Item (See Instructions below for each Item). If any information in an Item on the previously submitted Form NRSRO is materially inaccurate, update that information. Enter "None" or "N/A" where appropriate. Complete each Item even if the Item is not being updated.

- If any information in a non-confidential Exhibit previously submitted is materially inaccurate, update that information. (Note: After registration, Exhibits 10 through 13 are not required to be made publicly available by the NRSRO pursuant to Exchange Act Rule 17g-1 (i) and they should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year under Exchange Act Rule 17g-3.).

- Attach a list of all material changes made to the information or documents in the application for registration of the NRSRO that occurred during the previous calendar year.

- Execute the Form.

G. INSTRUCTIONS FOR A WITHDRAWAL FROM REGISTRATION

Section 15E(e)(1) of the Exchange Act provides that an NRSRO may voluntarily withdraw its registration with the Commission. Under Exchange Act Rule, 17g-1(g), to withdraw from registration, an NRSRO must furnish the Commission with a notice of withdrawal from registration on Form NRSRO. The withdrawal from registration will become effective 45 calendar days after the withdrawal from registration is furnished to the Commission upon such terms and conditions

as the Commission may establish as necessary in the public interest or for the protection of
investors. To complete a withdrawal from registration:

- Check the "WITHDRAWAL FROM REGISTRATION" box at the top of Form NRSRO.

- Complete Items 1, 2, 3, 4, 5, 7, and 8 on the Form following all applicable instructions for
  each Item (See Instructions below for each Item). If any information on a previously
  submitted Form NRSRO is materially inaccurate, update that information. Enter "None" or
  "N/A" where appropriate. Complete each Item even if the Item is not being updated.

- Execute the Form.

H.   INSTRUCTIONS FOR SPECIFIC LINE ITEMS

Item 1A. Provide the name of the person (e.g., XYZ Corporation) that is filing or furnishing, as applicable,
the Form NRSRO. This means the name of the person that is applying for registration as an NRSRO or
is registered as an NRSRO and not the name of the individual that is executing the Form.

Item 1E. The individual listed as the contact person must be authorized to receive all communications
and papers from the Commission and must be responsible for their dissemination within the
Applicant/NRSRO.

Certification. The certification must be executed by the Chief Executive Officer or the President of the
person that is filing or furnishing, as applicable, the Form NRSRO or an individual with similar
responsibilities.

Item 3. Identify credit rating affiliates that issue credit ratings on behalf of the person filing or furnishing,
as applicable, the Form NRSRO in one or more of the classes of credit ratings identified in Item 6 or
Item 7. A "credit rating affiliate" is a separate legal entity or a separately identifiable department or
division thereof that determines credit ratings that are credit ratings of the person filing or furnishing, as
applicable, the Form NRSRO. The information in Items 4 – 8 and all the Exhibits must incorporate
information about the credit ratings, methodologies, procedures, policies, financial condition, results of
operations, personnel, and organizational structure of each credit rating affiliate identified in Item 3, as
applicable. Any credit rating determined by a credit rating affiliate identified in Item 3 will be treated as a
credit rating issued by the person filing or furnishing, as applicable, the Form NRSRO for purposes of
section 15E of the Exchange Act and the Commission's rules thereunder. The terms "Applicant" and

"NRSRO" as used on Form NRSRO and the Instructions for the Form mean the person filing or furnishing, as applicable, the Form NRSRO and any credit rating affiliate identified in Item 3.

Item 4. Section 15E(j)(1) of the Exchange Act requires an NRSRO to designate a compliance officer responsible for administering the policies and procedures of the NRSRO established pursuant to sections 15E(g) and (h) of the Exchange Act (respectively, to prevent the misuse of material nonpublic information and address and manage conflicts of interest) and for ensuring compliance with applicable securities laws, rules, and regulations.

Item 5. Section 15E(a)(3) of the Exchange Act and Exchange Act Rule 17g-1(i) require an NRSRO to make Form NRSRO and Exhibits 1 – 9 to Form NRSRO filed with the Commission publicly and freely available on an easily accessible portion of the NRSRO's corporate Internet website within 10 business days after the date of the Commission order granting an initial application for registration as an NRSRO or an application to register for an additional class of credit ratings and within 10 business days after filing with or furnishing to, as applicable, the Commission an amendment, annual certification, or withdrawal from registration on Form NRSRO. The certifications from qualified institutional investors, Disclosure Reporting Pages, and Exhibits 10 through 13 are not required to be made publicly available on the NRSRO's corporate Internet website. Describe how the current Form NRSRO and Exhibits 1 – 9 will be made publicly and freely available on an easily accessible portion of the NRSRO's corporate Internet website by providing the Internet address and link to the Form and Exhibits.

Item 6. Complete Item 6 only if filing an initial application for registration, an application to be registered in an additional class of credit ratings, or an application supplement.

Item 6A. Pursuant to section 15E(a)(1)(B)(vii) of the Exchange Act, an Applicant applying for registration as an NRSRO must disclose in the application the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. Indicate these classes by checking the appropriate box or boxes. For each class of credit ratings, provide in the appropriate box the approximate number of obligors, securities, and money market instruments in that class for which the Applicant/NRSRO presently has a credit rating outstanding as of the date of the application. In determining this amount, the Applicant/NRSRO must treat as a separately rated security or money market instrument each individually rated security and money market instrument that, for example, is assigned a distinct CUSIP or other unique identifier, has distinct credit enhancement features as compared with other securities or money market instruments of the same issuer, or has a different maturity date as compared with other securities or money market instruments of the same issuer. The Applicant/NRSRO must not include an obligor, security, or money market instrument in more than one class of credit rating. An Applicant/NRSRO must include in the class of credit ratings described in section 3(a)(62)(B)(iv) of the Exchange Act (issuers of asset-backed securities) to the extent not described in section 3(a)(62)(B)(iv), any rated security or money market instrument issued by an asset pool or as part of any asset-backed securities transaction. For each class of credit ratings, also provide in the appropriate box the approximate date the Applicant/NRSRO began issuing and making readily accessible credit ratings in the class on a continuous basis through the present as a "credit rating agency," as that term is defined in section 3(a)(61) of the Exchange Act. If there was a period when the Applicant/NRSRO stopped issuing credit ratings in a particular class or stopped operating as a credit rating agency, provide the approximate date the Applicant/NRSRO resumed issuing and making readily accessible credit ratings in that class as a credit rating agency. Refer to the definition of "credit rating agency" in the instructions below (also at 15 U.S.C. 78c(a)(61)) to determine when the Applicant/NRSRO began operating as a "credit rating agency."

Item 6B. To meet the definition of "credit rating agency" pursuant to section 3(a)(61)(A) of the Exchange Act, the Applicant must, among other things, issue "credit ratings on the Internet or through another readily accessible means, for free or for a reasonable fee." Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee. If a person must pay a fee to obtain a credit rating made readily accessible by the Applicant/NRSRO, provide a fee schedule or describe the price(s) charged.

Item 6C. If the Applicant/NRSRO is required to file qualified institutional buyer certifications under section 15E(a)(1)(C) of the Exchange Act file a minimum of 10 certifications from qualified institutional buyers, none of which is affiliated with the Applicant/NRSRO. Each certification may address more than one class of credit ratings. To be registered as an NRSRO for a class of credit ratings identified in Item 6A under "Applying for Registration," the Applicant/NRSRO must file at least two certifications that address the class of credit ratings. If this is an application of an NRSRO to be registered in one or more additional classes of credit ratings, file at least two certifications that address each additional class of credit ratings.

17

The required certifications must be signed by a person duly authorized by the certifying entity, must be notarized, must be marked "Certification from Qualified Institutional Buyer," and must be in substantially the following form:

"I, [Executing official], am authorized by [Certifying entity] to execute this certification on behalf of [Certifying entity]. I certify that all actions by stockholders, directors, general partners, and other bodies necessary to authorize me to execute this certification have been taken and that [Certifying entity]:

(i) Meets the definition of a 'qualified institutional buyer' as set forth in section 3(a)(64) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(64)) pursuant to the following subsection(s) of 17 CFR 230.144A(a)(1) [insert applicable citations];

(ii) Has seriously considered the credit ratings of [the Applicant/NRSRO] in the course of making some of its investment decisions for at least the three years immediately preceding the date of this certification, in the following classes of credit ratings: [Insert applicable classes of credit ratings]; and

(iii) Has not received compensation either directly or indirectly from [the Applicant/NRSRO] for executing this certification.

[Signature]

Print Name and Title"

You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the certifications confidential upon request to the extent permitted by law.

Item 7. An Applicant filing Form NRSRO to apply for registration as an NRSRO should not complete Item 7. An NRSRO filing or furnishing, as applicable, Form NRSRO for any other reason must complete Item 7. The information in Item 7 must be updated on an annual basis with the filing of the annual certification.

Item 7A. Indicate the classes of credit ratings for which the NRSRO is currently registered by checking the appropriate box or boxes. For each class of credit ratings, provide in the appropriate box the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had a credit rating outstanding as of the end of the most recently ended calendar year. In determining this amount, NRSRO must treat as a separately rated security or money market instrument each individually rated security and money market instrument that, for example, is assigned a distinct CUSIP or other unique identifier, has distinct credit enhancement features as compared with other securities or money market instruments of the same issuer, or has a different maturity date as compared with other securities or money market instruments of the same issuer. The NRSRO must not include an obligor, security, or money market instrument in more than one class of credit rating. An NRSRO must include in the class of credit ratings described in section 3(a)(62)(B)(iv) of the Exchange Act (issuers of asset-backed securities) to the extent not described in section 3(a)(62)(B)(iv), any rated security or money market instrument issued by an asset pool or as part of any asset-backed securities transaction. For each class of credit ratings, also provide in the appropriate box the approximate date the NRSRO began issuing and making readily accessible credit ratings in the class on a continuous basis through the present as a "credit rating agency," as that term is defined in section 3(a)(61) of the Exchange Act. If there was a period when the NRSRO stopped issuing credit ratings in a particular class or stopped operating as a credit rating agency, provide the approximate date the NRSRO resumed issuing and making readily accessible credit ratings in that class as a credit rating agency. Refer to the definition of "credit rating agency" in the instructions below (also at 15 U.S.C. 78c(a)(61)) to determine when the NRSRO began operating as a "credit rating agency."

Item 7B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee. If a person must pay a fee to obtain a credit rating made readily accessible by the NRSRO, provide a fee schedule or describe the price(s) charged.

Item 8. Answer each question by checking the appropriate box. Refer to the definition of "person within an Applicant/NRSRO" set forth below to determine the persons to which the questions apply. Information that relates to an affirmative answer must be provided on a Disclosure Reporting Page (NRSRO) and filed with Form NRSRO. Submit a separate Disclosure Reporting Page (NRSRO) for each person that:

(a) has committed or omitted any act, or has been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO. The Disclosure Reporting Page (NRSRO) is attached to these instructions. Note: the definition of "person within an Applicant/NRSRO" is narrower than the definition of "person associated with a nationally recognized statistical rating organization" in Section 3(a)(63) of the Exchange Act. You are not required to make any disclosure reporting pages submitted with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1 (i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

Item 9. Exhibits. Section 15E(a)(1)(B) of the Exchange Act requires a credit rating agency's application for registration as an NRSRO to contain certain specific information and documents and, pursuant to section 15E(a)(1)(B)(x), any other information and documents concerning the applicant and any person associated with the applicant that the Commission requires as necessary or appropriate in the public interest or for the protection of investors. If any information or document required to be included with any Exhibit is maintained in a language other than English, file a copy of the original document and a version of the document translated into English. Attach a certification by an authorized person that the translated version is a true, accurate, and complete English translation of the information or document. Attach the Exhibits to Form NRSRO in numerical order. Bind each Exhibit separately, and mark each Exhibit or bound volume of the Exhibit with the appropriate Exhibit number. The information in the Exhibits must be sufficiently detailed to allow for verification. The information and documents in Exhibits 1 through 9 must be made publicly and freely available on an easily accessible portion of the NRSRO's corporate Internet website pursuant to Exchange Act Rule 17g-1(i). The information and documents in Exhibits 10 through 13 are not required to be made publicly available on the NRSRO's corporate Internet website pursuant to Exchange Act Rule 17g-1(i). An NRSRO may request that the Commission keep these Exhibits confidential by marking each page of them "Confidential Treatment" and complying with Commission rules g overning confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the information and documents in these Exhibits confidential upon request to the extent permitted by law. (Note: After registration, Exhibits 10 through 13 are not required to be made publicly available by the NRSRO pursuant to Exchange Act Rule 17g-1(i) and they should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year pursuant to Exchange Act Rule 17g-3.)

Exhibit 1. (1) An Applicant/NRSRO must provide in this Exhibit performance measurement statistics consisting of transition and default rates for each class (and applicable subclass of credit ratings as listed below) for which it is seeking registration as an NRSRO or for which it is registered as an NRSRO. For each applicable class and subclass of credit ratings, an Applicant/NRSRO must provide transition and default rates for 1-year, 3-year, and 10-year time periods through the most recent calendar year end. The transition and default rates for each time period must be presented together in tabular form ("Transition/Default Matrix"). The Transition/Default Matrices must be presented on a calendar year basis even if the Applicant/NRSRO has a fiscal year end other than December 31. Exhibit 1 must be updated annually with the filing of the NRSRO's Annual Certification pursuant to Exchange Act Rule 17g-1(f). Pursuant to Exchange Act Rule 17g-1 (i), an NRSRO must make the Annual Certification publicly and freely available on an easily accessible portion of the NRSRO's corporate Internet website within 10 business days after the filing and must make its most recently filed Exhibit 1 freely available in writing to any individual who requests a copy of the Exhibit. The classes and subclasses of credit ratings for which an Applicant/NRSRO must provide Transition/Default Matrices are (as applicable):

(A) The class of credit ratings described in section 3(a)(62)(B)(i) of the Exchange Act (financial institutions, brokers, or dealers).

(B) The class of credit ratings described in section 3(a)(62)(B)(ii) of the Exchange Act (insurance companies);

(C) The class of credit ratings described in section 3(a)(62)(B)(iii) of the Exchange Act (corporate issuers);

(D) The following subclasses of credit ratings described in section 3(a)(62)(B)(iv) of the Exchange Act (issuers of asset-backed securities) and, to the extent not described in section 3(a)(62)(B)(iv), any security or money market instrument issued by an asset pool or as part of any asset-backed securities transaction:

(i) Residential mortgage backed securities ("RMBS") (for the purposes of Exhibit 1, RMBS means a securitization primarily of residential mortgages);

(ii) Commercial mortgage backed securities ("CMBS") (for the purposes of Exhibit 1, CMBS means a securitization primarily of commercial mortgages);

(iii) Collateralized loan obligations ("CLOs") (for the purposes of Exhibit 1, a CLO means a securitization primarily of commercial loans);

(iv) Collateralized debt obligations ("CDOs") (for the purposes of Exhibit 1, a CDO means a securitization primarily of other debt instruments such as RMBS, CMBS, CLOs, CDOs, other asset backed securities, and corporate bonds);

(v) Asset-backed commercial paper ("ABCP") (for the purposes of Exhibit 1, ABCP means short term notes issued by a structure that securitizes a variety of financial assets (e.g., trade receivables or credit card receivables), which secure the notes);

(vi) other asset-backed securities ("other ABS") (for the purposes of Exhibit 1, other ABS means a securitization primarily of auto loans, auto leases, floor plan financings, credit card receivables, student loans, consumer loans, or equipment leases); and

(vii) other structured finance products ("other SFPs") (for the purposes of Exhibit 1, other SFPs means any structured finance product not identified in subparagraphs (i) through (vi) above -- the Applicant/NRSRO must provide a description of the products in this subclass); and

(E) The following subclasses of credit ratings described in section 3(a)(62)(B)(v) of the Exchange Act (issuers of government securities, municipal securities, or securities issued by a foreign government):

(i) Sovereign issuers;

(ii) U.S. public finance; and

(iii) International public finance.

(2) The Transition/Default Matrices for applicable classes and subclasses of credit ratings must be presented in the same order that the classes and subclasses of credit ratings are identified in paragraphs (1)(A) through (E) above. For a given class or subclass, Transition/Default Matrices must be presented in the following order: 1-year matrix, 3-year matrix, and then 10-year matrix. If the Applicant/NRSRO has not been determining credit ratings in the applicable class or subclass for the length of time necessary to produce a 1-year, 3-year, and/or 10-year Transition/Default Matrix, it must explain that fact in the location where the Transition/Default Matrix would have been presented in the Exhibit. The Applicant/NRSRO must clearly define, after the presentation of all applicable Transition/Default Matrices, each symbol, number, or score in the rating scale used by the Applicant/NRSRO to denote a credit rating category and notches within a category for each class and subclass of credit ratings in any Transition/Default Matrix presented in the Exhibit. In, addition the Applicant/NRSRO must clearly explain the conditions under which it classifies obligors, securities, or money market instruments as being in default. Next, the Applicant/NRSRO must provide the uniform resource locator (URL) of its corporate Internet website where the credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) will be located (in the case of an Applicant) or are located (in the case of an NRSRO). Exhibit 1 must contain no performance measurement statistics or information other than as described in, and required by, these Instructions for Exhibit 1; except that the Applicant/NRSRO may provide after the presentation of all required Transition/Default Matrices and other disclosures: (1) a short statement describing the required method of calculating the performance measurement statistics in Exhibit 1 (the single cohort approach) and any advantages or limitations to the single cohort approach the Applicant/NRSRO believes would be appropriate to disclose; (2) a short statement that the Applicant/NRSRO has calculated and published on an Internet website performance measurement statistics using the average cohort approach (if applicable), a description of the differences between the single cohort approach and the average cohort approach used to calculate the performance measurement statistics, and the Internet website URL where the performance measurements statistics calculated using the average cohort approach are located; and

(3) the Internet website URLs where any other information relating to performance measurement statistics of the Applicant/NRSRO is located.

(3) The Transition/Default Matrices must be presented using the format of the sample matrix ("Sample Matrix") below. The first row of a Transition/Default Matrix must contain the column headings: "Credit Ratings as of [insert the period start date]"; "Credit Ratings as of [insert the period end date] percent"; and "Other Outcomes During [insert the period start date and end date] (percent)". The second row must contain column headings that are grouped under the three top row headings. The first and second columns in Transition/Default Matrix are for entering information about the credit ratings as of the period start date and must be grouped under the first heading in the first row. The cells in the second row for the first two columns must contain the headings, respectively: "Credit Rating Scale" and "Number of Ratings Outstanding." The applicable date is the date 1, 3, or 10 years prior to the most recent calendar year end depending on whether the Transition/Default Matrix is for a 1-year, 3-year, or 10-year period. The next sequence of columns are for entering information about the credit ratings as of the period end date and must be grouped under the second heading in the first row. The cells in the second row for this series of columns must contain, from left to right, each symbol, number, or score in the rating scale used by the Applicant/NRSRO to denote a credit rating category and notches within a category for the applicable class or subclass of credit ratings in descending order from the highest to the lowest notch. The Applicant/NRSRO must not include a "default" category if its rating scale has such a category. The final three columns in the header row are for entering information about credit ratings that were classified as in default or paid off during the period, or were withdrawn during the period for reasons other than default or having been paid off (see explanations below). These columns must grouped under the third heading in the top row. The cells in the header rows for these columns must have the following headings from left to right, "Default", "Paid Off", and "Withdrawn (other)". The first column of a Transition/Default Matrix must have a separate cell containing each symbol, number, or score in the rating scale used by the Applicant/NRSRO to denote a credit rating category and notches within a category for the applicable class or subclass of credit ratings in descending order from the highest to the lowest notch. The Applicant/NRSRO must not include a "default" category in the column if its rating scale has such a category. The last cell of the first column must contain the word "Total." The cells representing no

24

change in the credit rating as of the period end date must be highlighted. Finally, the Transition/Default Matrix must have a title identifying the applicable class or subclass of credit ratings, the period covered, and the start date and end date of the period.

The Transition/Default Matrix must resemble the Sample Matrix below except that the number of credit rating symbols depicted in the cells of the first column and header row of a matrix will depend on the number of notches in the applicable rating scale of the Applicant/NRSRO (excluding a "default" category).

Corporate Issuers – 10-Year Transition and Default Rates
(December 31, 2000 through December 31, 2010)

Credit Ratings as of 12/31/2000		Credit Ratings as of 12/31/2010 (Percent)									Other Outcomes During 12/31/2000-12/31/2010 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA	A	BBB	BB	B	CCC	CC	C	Default	Paid Off	Withdrawn (other)
AAA	10	50%	10%									40%	
AA	2000	1%	39%	12%	10%	8%	5%	4%			1%	19%	1%
A	4000		6%	34%	15%	10%	6%	4%	3%		2%	18%	2%
BBB	3600		2%	9%	28%	15%	10%	6%	5%	1%	4%	17%	3%
BB	1000			2%	4%	20%	14%	5%			2%	16%	37%
B	500			1%	3%	6%	20%	20%	15%		15%	15%	5%
CCC	300					4%	6%	15%	25%	20%	20%	4%	6%
CC	200						2%	8%	10%	38%	30%	2%	10%
C	160							2%	8%	10%	67%	1%	12%
Total	11,770												

(4) An Applicant/NRSRO must complete a Transition/Default Matrix as follows:

(A) *Second Column Showing Number of Ratings Outstanding as of the Period Start Date.* To determine the number of credit ratings outstanding as of the period start date (the "start-date cohort") for all classes of credit ratings other than the class of issuers of asset-backed securities, the Applicant/NRSRO must: (1) identify each obligor that the Applicant/NRSRO assigned a credit rating to as an entity where the credit rating was outstanding as of the period start date; (2) identify each additional obligor that issued securities or money market instruments that the Applicant/NRSRO assigned credit ratings to where the credit ratings were outstanding as of the period start date; and (3) include in the start-date cohort only credit ratings assigned to an obligor as an entity, or, if the obligor is not assigned a credit rating as an entity, the credit rating of the obligor's senior unsecured debt. All other credit ratings outstanding as of the period start date assigned to securities or money market instruments issued by the obligor must be excluded from the start-date cohort. For the class of issuers of asset-backed securities, the start-date cohort

25

must consist of credit ratings that the Applicant/NRSRO assigned to all securities or money market instruments in the class where the credit ratings were outstanding as of the period start date, excluding expected or preliminary credit ratings.

In determining the start-date cohort for all classes of credit ratings, the Applicant/NRSRO must exclude credit ratings that the Applicant/NRSRO classified as in default as of the period start date or that were expected or preliminary credit ratings.

The Applicant/NRSRO must next determine the number of credit ratings in the start-date cohort in each notch in the "Credit Rating Scale" column as of the period start date and enter this number in the appropriate cell. The Applicant/NRSRO must enter the total number of credit ratings in the start-date cohort in the last cell of the column.

(B) *Rows Representing Credit Rating Notches.* Each row representing a credit rating notch must contain percents indicating the credit rating outcomes as of the period end date of all the credit ratings at that notch as of the period start date. The percents in a row must add up to 100%. To compute the percents for each row in the Transition/Default Matrix representing a notch in the rating scale:

(i) The Applicant/NRSRO must determine the number of credit ratings in the start-date cohort at that notch as of the period start date that were assigned a credit rating at the same notch as of the period end date. This number must be expressed as a percent of the total number of credit ratings at that notch as of the period start date and the percent must be entered in the column representing the same notch. The cell must be highlighted. To determine this percent, the Applicant/NRSRO must use the credit rating as of the period end date and not a credit rating assigned between the period start date and the period end date.

(ii) The Applicant/NRSRO must determine the number credit ratings at that notch as of the period start date at each other notch as of the period end date. These numbers must be expressed as percents of the total number of credit ratings at that notch as of the period start date and the percents must be entered in the columns representing each notch. To determine these percents, the Applicant/NRSRO must use the credit rating as of the period

26

end date and not a credit rating assigned between the period start date and the period end date.

(iii) The Applicant/NRSRO must determine the number of credit ratings at that notch as of the period start date that went into *Default* (see explanation below) at any time during the applicable time period. This number must be expressed as a percent of the total number of credit ratings at that notch as of the period start date and the percent must be entered in the *Default* column. The Applicant/NRSRO must classify a credit rating as a *Default* if any of the following conditions are met:

    (a) The obligor failed to timely pay principal or interest due according to the terms of an obligation during the applicable period or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument during the applicable period;

    (b) The security or money market instrument was subject to a write-down, applied loss, or other realized deficiency of the outstanding principal amount during the applicable period; or

    (c) The Applicant/NRSRO classified the obligor, security, or money market instrument as having gone into default using its own definition of "default" during the applicable period.

A credit rating that goes into in *Default* as defined in this paragraph (4)(B)(iii) must be classified as in *Default* even if the Applicant/NRSRO assigned a credit rating to the obligor, security, or money market instrument at a notch above default in its rating scale on or after the event of *Default* or withdrew the credit rating on or after the event of *Default*.

(iv) The Applicant/NRSRO must determine the number of credit ratings at that notch as of the period start date that were *Paid Off* (see explanation below) at any time during the applicable time period. This number must be expressed as a percent of the total number of credit ratings at that notch as of the period start date and the percent must be entered in the *Paid Off* column. To determine this percent, the Applicant/NRSRO must classify a credit rating as *Paid Off* if the issuer of the security or money market instrument assigned the credit rating

27

extinguished its obligation with respect to the security or money market instrument during the applicable time period by paying in full all outstanding principal and interest due according to the terms of the security or money market instrument (for example, because the security or money market instrument matured, was called, or was prepaid); and the Applicant/NRSRO withdrew the credit rating for the security or money market instrument because the obligation was extinguished.

(v) The Applicant/NRSRO must determine the number of credit ratings at that notch as of the period start date for which the Applicant/NRSRO withdrew a credit rating at any time during the applicable time period for a reason other than *Default* (as described in paragraph (4)(B)(iii)) or *Paid-Off* (as described in paragraph (4)(B)(iv)). This number must be expressed as a percent of the total number of credit ratings at that notch as of the period start date and the percent must be entered in the *Withdrawn (other)* column. The Applicant/NRSRO must classify the credit rating as *Withdrawn (other)* even if the Applicant/NRSRO assigned a credit rating to the obligor, security, or money market instrument after withdrawing its credit rating.

Exhibit 2. Provide in this Exhibit a general description of the procedures and methodologies used by the Applicant/NRSRO to determine credit ratings, including unsolicited credit ratings within the classes of credit ratings for which the Applicant/NRSRO is seeking registration or is registered. The description must be sufficiently detailed to provide users of credit ratings with an understanding of the processes employed by the Applicant/NRSRO in determining credit ratings, including, as applicable, descriptions of: policies for determining whether to initiate a credit rating; a description of the public and non-public sources of information used in determining credit ratings, including information and analysis provided by third-party vendors; whether and, if so, how information about verification performed on assets underlying or referenced by a security or money market instrument issued by an asset pool or as part of any asset-backed or securities transaction is relied on in determining credit ratings; the quantitative and qualitative models and metrics used to determine credit ratings, including whether and, if so, how assessments of the quality of originators of assets underlying or referenced by a security or money market instrument issued by an asset pool or as part of any asset-backed or securities transaction factor into the determination of credit ratings; the methodologies by which credit ratings of other credit rating agencies are treated to determine credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgaged-backed securities transaction; the procedures for interacting with the management of a rated obligor or issuer of rated securities or money market instruments; the structure and voting process of committees that review or approve credit ratings; procedures for informing rated obligors or issuers of rated securities or money market instruments about credit rating decisions and for appeals of final or pending credit rating decisions; procedures for monitoring, reviewing, and updating credit ratings, including how frequently credit ratings are reviewed, whether different models or criteria are used for ratings surveillance than for determining initial ratings, whether changes made to models and criteria for determining initial ratings are applied retroactively to existing ratings, and whether changes made to models and criteria for performing ratings surveillance are incorporated into the models and criteria for determining initial ratings; and procedures to withdraw, or suspend the maintenance of, a credit rating. An Applicant/NRSRO may provide in Exhibit 2 the location on its corporate Internet website where additional information about the procedures and methodologies is located.

Exhibit 3. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to prevent the misuse of material, nonpublic information pursuant to section 15E(g) of the Exchange Act and 17 CFR 240.17g-4. Do not include any information that is proprietary or that would diminish the effectiveness of a specific policy or procedure if made publicly available.

Exhibit 4. Provide in this Exhibit information about the organizational structure of the Applicant/NRSRO, including, as applicable, an organizational chart that identifies, as applicable, the ultimate and sub-holding companies, subsidiaries, and material affiliates of the Applicant/NRSRO; an organizational chart showing the divisions, departments, and business units of the Applicant/NRSRO; and an organizational chart showing the managerial structure of the Applicant/NRSRO, including the designated compliance officer identified in Item 4.

Exhibit 5. Provide in this Exhibit a copy of the written code of ethics the Applicant/NRSRO has in effect or a statement of the reasons why the Applicant/NRSRO does not have a written code of ethics in effect.

Exhibit 6. Identify in this Exhibit the types of conflicts of interest relating to the issuance of credit ratings by the Applicant/NRSRO that are material to the Applicant/NRSRO. First, identify the conflicts described in the list below that apply to the Applicant/NRSRO. The Applicant/NRSRO may use the descriptions below to identify an applicable conflict of interest and is not required to provide any further details. Second, briefly describe any other type of conflict of interest relating to the issuance of credit ratings by the Applicant/NRSRO that is not covered in the descriptions below that is material to the Applicant/NRSRO (for example, one the Applicant/NRSRO has established specific policies and procedures to address):

The Applicant/NRSRO is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

- The Applicant/NRSRO is paid by obligors to determine credit ratings of the obligors.

- The Applicant/NRSRO is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid the Applicant/NRSRO to determine a credit rating.

- The Applicant/NRSRO is paid by persons for subscriptions to receive or access the credit ratings of the Applicant/NRSRO and/or for other services offered by the Applicant/NRSRO where such persons may use the credit ratings of the Applicant/NRSRO to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

- The Applicant/NRSRO is paid by persons for subscriptions to receive or access the credit ratings of the Applicant/NRSRO and/or for other services offered by the Applicant/NRSRO where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by the Applicant/NRSRO.

- The Applicant/NRSRO allows persons within the Applicant/NRSRO to:

30

o Directly own securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by the Applicant/NRSRO.

o Have business relationships that are more than arms length ordinary course business relationships with obligors or issuers subject to a credit rating determined by the Applicant/NRSRO.

- A person associated with the Applicant/NRSRO is a broker or dealer engaged in the business of underwriting securities or money market instruments (identify the person).

- The Applicant/NRSRO has any other material conflict of interest that arises from the issuances of credit ratings (briefly describe).

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest pursuant to section 15E(h) of the Exchange Act. Do not include any information that is proprietary or that would diminish the effectiveness of a specific policy or procedure if made publicly available.

Exhibit 8. Provide in this Exhibit the following information about the Applicant/NRSRO's credit analysts and the persons who supervise the credit analysts:

- The total number of credit analysts (including credit analyst supervisors).

- The total number of credit analyst supervisors.

- A general description of the minimum qualifications required of the credit analysts, including education level and work experience (if applicable, distinguish between junior, mid, and senior level credit analysts).

- A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience.

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO:

- Name.

- Employment history.

- Post secondary education.

31

- Whether employed by the Applicant/NRSRO full-time or part-time.

Exhibit 10. Provide in this Exhibit a list of the largest users of credit rating services of the Applicant by the amount of net revenue earned by the Applicant attributable to the person during the fiscal year ending immediately before the date of the initial application. First, determine and list the 20 largest issuers and subscribers in terms of net revenue. Next, add to the list any obligor or underwriter that, in terms of net revenue during the fiscal year, equaled or exceeded the 20th largest issuer or subscriber. In making the list, rank the persons in terms of net revenue from largest to smallest and include the net revenue amount for each person. For purposes of this Exhibit:

Net revenue means revenue earned by the Applicant for any type of service or product provided to the person, regardless of whether related to credit rating services, and net of any rebates and allowances the Applicant paid or owes to the person; and

Credit rating services means any of the following: rating an obligor (regardless of whether the obligor or any other person paid for the credit rating); rating an issuer's securities or money market instruments (regardless of whether the issuer, underwriter, or any other person paid for the credit rating); and providing credit ratings, credit ratings data, or credit ratings analysis to a subscriber. An NRSRO is not required to make this Exhibit publicly available on its corporate Internet website, pursuant to Exchange Act Rule 17g-1(i). An NRSRO may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law. (Note: After registration, Exhibit 10 should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year pursuant to Exchange Act Rule 17g-3).

Exhibit 11. Provide in this Exhibit the financial statements of the Applicant, which must include a balance sheet, an income statement and statement of cash flows, and a statement of changes in ownership equity, audited by an independent public accountant, for each of the three fiscal or calendar years ending immediately before the date of the Applicant's initial application to the Commission, subject to the following:

- If the Applicant is a division, unit, or subsidiary of a parent company, the Applicant may provide audited consolidated financial statements of its parent company.

- If the Applicant does not have audited financial statements for one or more of the three fiscal or calendar years ending immediately before the date of the initial application, the Applicant may provide unaudited financial statements for the applicable year or years, but must provide audited financial statements for the fiscal or calendar year ending immediately before the date of the initial application.

Attach to the unaudited financial statements a certification by a person duly authorized by the Applicant to make the certification that the person has responsibility for the financial statements and that to the best knowledge of the person making the certification the financial statements fairly present, in all material respects, the Applicant's financial condition, results of operations, and cash flows for the period presented.

An NRSRO is not required to make this Exhibit publicly available on its corporate Internet website, pursuant to Exchange Act Rule 17g-1(i). An NRSRO may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law. (Note: After registration, Exhibit 11 should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year pursuant to Exchange Act Rule 17g-3).

Exhibit 12. Provide in this Exhibit the following information, as applicable, and which is not required to be audited, regarding the Applicant's aggregate revenues for the fiscal or calendar year ending immediately before the date of the initial application:

- Revenue from determining and maintaining credit ratings;

- Revenue from subscribers;

- Revenue from granting licenses or rights to publish credit ratings; and

33

- Revenue from all other services and products offered by your credit rating organization (include descriptions of any major sources of revenue).

An NRSRO is not required to make this Exhibit publicly available on its corporate Internet website, pursuant to Exchange Act Rule 17g-1(i). An NRSRO may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law. (Note: After registration, Exhibit 12 should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year pursuant to Exchange Act Rule 17g-3).

Exhibit 13. Provide in this Exhibit the approximate total and median annual compensation of the Applicant's credit analysts for the fiscal or calendar year ending immediately before the date of this initial application. In calculating total and median annual compensation, the Applicant may exclude deferred compensation, provided such exclusion is noted in the Exhibit.

An NRSRO is not required to make this Exhibit publicly available on its corporate Internet website pursuant to Exchange Act Rule 17g-1(i). An NRSRO may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment (See 17 CFR 200.80 and 17 CFR 200.83). The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law. (Note: After registration, Exhibit 13 should not be updated with the filing of the annual certification. Instead, similar information must be filed with the Commission not more than 90 days after the end of each fiscal year pursuant to Exchange Act Rule 17g-3.)

I.   EXPLANATION OF TERMS.

1.   COMMISSION - The U.S. Securities and Exchange Commission.

2.   CREDIT RATING [Section 3(a)(60) of the Exchange Act] - An assessment of the creditworthiness of an obligor as an entity or with respect to specific securities or money market instruments.

3.   CREDIT RATING AGENCY [Section 3(a)(61) of the Exchange Act] - Any person:

- engaged in the business of issuing credit ratings on the Internet or through another readily accessible means, for free or for a reasonable fee, but does not include a commercial credit reporting company;

- employing either a quantitative or qualitative model, or both to determine credit ratings; and

- receiving fees from either issuers, investors, other market participants, or a combination thereof.

4. NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION [Section 3(a)(62) of the Exchange Act] - A credit rating agency that:

- issues credit ratings certified by qualified institutional buyers in accordance with section 15(a)(1)(B)(ix) of the Exchange Act with respect to:

    o financial institutions, brokers, or dealers;

    • insurance companies;

    o corporate issuers;

    o issuers of asset-backed securities;

    o issuers of government securities, municipal securities, or securities issued by a foreign government; or

    o a combination of one or more of the above; and

- is registered as an NRSRO.

5. PERSON - An individual, partnership, corporation, trust, company, limited liability company, or other organization (including a separately identifiable department or division).

6. PERSON WITHIN AN APPLICANT/NRSRO— The person filing or furnishing, as applicable, Form NRSRO identified in Item 1, any credit rating affiliates identified in Item 3, and any partner, officer, director, branch manager, or employee of the person or the credit rating affiliates (or any person occupying a similar status or performing similar functions).

7. SEPARATELY IDENTIFIABLE DEPARTMENT OR DIVISION - A unit of a corporation or company:

- that is under the direct supervision of an officer or officers designated by the board of directors of the corporation as responsible for the day-to-day conduct of the corporation's credit rating activities for one or more affiliates, including the supervision of all employees engaged in the performance of such activities; and

- for which all of the records relating to its credit rating activities are separately created or maintained in or extractable from such unit's own facilities or the facilities of the corporation, and such records are so maintained or otherwise accessible as to permit independent examination and enforcement by the Commission of the Exchange Act and rules and regulations promulgated thereunder.

8. QUALIFIED INSTITUTIONAL BUYER [Section 3(a)(64) of the Exchange Act] - An entity listed in 17 CFR 230.144A(a) that is not affiliated with the credit rating agency.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
Kroll Bond Rating Agency, Inc.	3/30/2016

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

Kroll Bond Rating Agency, Inc.

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

See Disclosure Reporting Appendix, which is attached and made a part of this disclosure.

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

KROLL BOND RATING AGENCY, INC.

Disclosure Reporting Page Appendix

On September 2, 2010, the Securities and Exchange Commission ("Commission") ordered that LACE Financial Corp. ("LACE") be censured, and that LACE and LACE's founder and former president (collectively, "Respondents") cease and desist from committing or causing any violations and any future violations of Sections 15E(a)(1), 15E(h)(1), 15E(k), and 17(a) of the Securities Exchange Act of 1934 and Rules 17g-1, 17g-2, 17g-3, and 17g-5 thereunder. Without admitting or denying the Commission's findings, Respondents consented to the entry of the orders, and LACE agreed to pay a civil money penalty in the amount of $20,000. The events that led to the issuance of the orders occurred prior to the acquisition of LACE by Kroll Bond Ratings on August 23, 2010.



Kroll Bond Rating Agency, Inc.

List of Material Changes to Form NRSRO
Pursuant to Form NRSRO Instruction F

Item	Material Changes since Prior Certification
Item 7A	Because of changes to the SEC's instructions to Form NRSRO concerning Exhibit 1, Kroll Bond Rating Agency, Inc. ("KBRA") is not including its Subscription Ratings Service financial strength ratings in the counts of ratings in Item 7A.
Exhibit 1	Because of changes to the SEC's instructions to Form NRSRO concerning Exhibit 1, KBRA is not providing transition tables with respect to its Subscription Ratings Service financial strength ratings.
Exhibit 4	Exhibit 4 has been updated to reflect that KBRA Holdings, Inc. is now owned by Wharf Ratings Acquisition LLC.

Other nonmaterial changes were made to Exhibits 1 and 4 during the past year.

Several other changes and refinements are reflected in this annual certification, none of which is deemed to be a material change. This includes updates to Item 7A (KBRA's ratings counts), Exhibit 1 (KBRA ratings performance measurement), Exhibit 2 (overview of the KBRA credit rating process), Exhibit 6 (clarifying certain conflicts of interest), Exhibit 7 (listing new policies and procedures resulting from new SEC Rules that went into effect), and Exhibit 8 (information about analytical personnel).